FORM 4

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☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person* **Baker, Donald J.**	2. Issuer Name **and** Tickler or Trading Symbol **Royal Gold, Inc. - "RGLD"**	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)		
			Director	10% Owner
		X	Officer (give title below)	Other (specify below)
		Vice President Corporate Development		

(Last) (First) (Middle) **1660 Wynkoop Street Suite 1000**	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) **105-40-8215**	4. Statement for Month/Year **Jan. 20, 2003**	7. Individual or Joint/Group Filing (Check Applicable Line)
(Street) **Denver, CO 80202-1132**		5. If Amendment, Date of Original (Month/Year)	Form filed by One Reporting Person
(City) (State) (Zip)			Form filed by More than One Reporting Person

Table I ¾ Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common stock, $.01 par value	1/20/03	M		21,700	A	$4.594	32,790	D	
Common stock, $.01 par value	1/20/03	M		20,500	A	$4.875	53,290	D	
Common stock, $.01 par value	1/20/03	M		15,305	A	$5.375	68,595	D	
Common stock, $.01 par value	1/20/03	M		3,299	A	$5.375	71,894	D	

FORM 4 (continued)	Table II ` Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)											
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee stock option (right to buy)	$4.594	1/20/03	M			21,700	11/17/98	11/17/2008	Common stock	21,700		0	D	
Employee stock option (right to buy)	$4.875	1/20/03	M			20,500	11/16/99	11/16/2009	Common stock	20,500		0	D	
Employee stock option (right to buy)	$5.375	1/20/03	M			15,305	5/29/98	10/3/2007	Common stock	15,305		0	D	
Employee stock option (right to buy)	$5.375	1/20/03	M			3,299	5/29/98	12/10/2006	Common stock	3,299		0	D	

Explanation of Responses:

/s/ **Donald Baker, kg for**

**Signature of Reporting Person

1/21/03

Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, s*ee* Instruction 6 for procedure.